FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 146th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 5, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Results of the Exercise of Voting Rights of the 146th Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the matters to be resolved at the 146th Ordinary General Meeting of Shareholders of the Company held on June 29, 2022.

2.Contents
[1] The date of the shareholders meeting
June 29, 2022
　[2] Details of matters to be resolved
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
90 yen per share of common stock of the Company
Second Proposal: Partial Amendment to the Articles of Incorporation
To partially amend the Articles of Incorporation in order to accommodate a system for electronic provision of materials for general meeting of shareholders in line with the amended provisions stipulated in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) which will be enforced on September 1, 2022.
Third Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, Masami Iijima, John Maraganore and Michel Orsinger as Directors who are not Audit and Supervisory Committee Members.
Fourth Proposal: Election of Four (4) Directors who are Audit and Supervisory Committee Members
To elect Koji Hatsukawa, Emiko Higashi, Yoshiaki Fujimori and Kimberly A. Reed as Directors who are Audit and Supervisory Committee Members.
Fifth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 500 million yen to the 3 Directors who are not Audit and Supervisory Committee Members (excluding Directors resident overseas and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	11,426,950	75,259	29	11,519,996	Approval (99.19%)	(Note) 1
Second Proposal	11,434,768	67,251	54	11,519,831	Approval (99.26%)	(Note) 2
Third Proposal						(Note) 3
Christophe Weber	11,027,042	474,903	30	11,519,733	Approval (95.72%)
Masato Iwasaki	11,173,611	261,784	66,594	11,519,747	Approval (97.00%)
Andrew Plump	11,140,126	295,278	66,594	11,519,756	Approval (96.70%)
Costa Saroukos	11,116,808	318,567	66,594	11,519,727	Approval (96.50%)
Olivier Bohuon	11,250,039	251,890	30	11,519,717	Approval (97.66%)
Jean-Luc Butel	11,238,998	262,956	30	11,519,742	Approval (97.56%)
Ian Clark	11,040,193	461,743	30	11,519,724	Approval (95.84%)
Steven Gillis	11,158,645	343,287	30	11,519,720	Approval (96.87%)
Masami Iijima	11,145,318	356,594	30	11,519,700	Approval (96.75%)
John Maraganore	11,179,230	322,172	30	11,519,190	Approval (97.05%)
Michel Orsinger	11,249,822	252,093	30	11,519,703	Approval (97.66%)

Fourth Proposal						(Note) 3
Koji Hatsukawa	11,268,979	232,983	29	11,519,749	Approval (97.82%)
Emiko Higashi	11,202,908	299,071	29	11,519,766	Approval (97.25%)
Yoshiaki Fujimori	11,254,809	247,147	29	11,519,743	Approval (97.70%)
Kimberly A. Reed	11,273,670	227,799	29	11,519,256	Approval (97.87%)
Fifth Proposal	11,291,399	210,720	60	11,519,937	Approval (98.02%)	(Note) 1

(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and two thirds of the voting rights of shareholders in attendance.
3. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.

End of Document